

December 15, 2011

<u>Via E-mail</u>
Caroline Rechia
President
Northridge Ventures Inc.
Laughlin International
2533 Carson Street
Carson City, NV 89706

> **Re:** **Northridge Ventures Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **File No. 333-172934**
> **Filed December 2, 2011**

Dear Ms. Rechia:

We have reviewed your amended registration statement and response letter dated December 1, 2011 and have the following comment. References to prior comments relate to our letter to you dated November 2, 2011.

<u>Statements of Operations and Cash Flows, pages F-2 and F-3</u>

1.   We reissue prior comment no. 2. Revise to correct the column dating for the periods ended August 31, 2010, which you continue to present in the filing as August 31, 2011.

You may contact Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet at (202) 551-3545 or, in her absence, me at (202) 551-3462 with any other questions.

> Sincerely,
>
> /s/ Mark P. Shuman
>
> Mark P. Shuman
> Branch Chief—Legal